

Bold Move Beverages, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Bold Move Beverages, Inc. Management

We have reviewed the accompanying financial statements of Bold Move Beverages, Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 18, 2024

BOLD MOVE BEVERAGES, INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	16,849	18,480
Accounts Receivable	2,132	-
Inventory	824	2,025
Other Current Asset	218	218
Total Current Assets	20,023	20,723
Non-Current Asset:		
Fixed Assets - Net	-	-
Total Non-Current Asset	-	-
TOTAL ASSETS	20,023	20,723
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	5,125	5,297
Other Current Liability	152	106
Total Current Liabilities	5,277	5,403
Non-Current Liability:		
SAFE Notes	281,726	233,721
Total Non-Current Liability	281,726	233,721
TOTAL LIABILITIES	287,003	239,124
EQUITY		
Common Stock Class A	72	72
Common Stock Class B	2	2
Additional Paid in Capital	109,187	107,056
Accumulated Deficit	(376,241)	(325,531)
TOTAL EQUITY	(266,980)	(218,401)
TOTAL LIABILITIES AND EQUITY	20,023	20,723

See Accompanying Notes to these Unaudited Financial Statements

BOLD MOVE BEVERAGES, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Sales Revenue	13,112	-
Cost of Sales	(20,039)	(30,610)
Gross Profit	(6,927)	(30,610)
Operating Expenses		
Advertising Expense	7,830	22,762
General and Administrative Expense	81,331	87,279
Contract Labor	836	9,041
Professional Fees	420	28,195
Payroll Expenses	25,795	67,650
Taxes and Licenses	1,507	3,000
Total Operating Expenses	(117,719)	(217,927)
Total Loss from Operations	(124,646)	(248,537)
Other Income (Expense)		
Dividend Income	36	-
Other Income	967	1,110
Total Other Income (Expense)	1,003	1,110
Earnings Before Income Taxes, Depreciation, and Amortization	(123,643)	(247,427)
Depreciation Expense	-	-
Net Loss	(123,643)	(247,427)

See Accompanying Notes to these Unaudited Financial Statements

BOLD MOVE BEVERAGES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock Series A | | Common Stock Series B | | Additional | Retained Earnings | Total Shareholder's |
	# of Shares	$ Amount	# of Shares	$ Amount	Paid-in Capital	(Deficit)	Equity
Beginning balance at 1/1/22	7,150,000	72	222,917	2	17,629	(59,529)	(41,826)
Issuance of Common Stock	-	-	-	-	-	-	-
Prior Period Error	-	-	-	-	-	(18,575)	(18,575)
Additional Paid in Capital	-	-	-	-	89,427	-	89,427
Net loss	-	-	-	-	-	(247,427)	(247,427)
Ending balance at 12/31/22	7,150,000	72	222,917	2	107,056	(325,531)	(218,401)
Issuance of Common Stock	-	-	-	-	-	-	-
Prior Period Error	-	-	-	-	-	72,933	72,933
Additional Paid in Capital	-	-	-	-	2,131	-	2,131
Net loss	-	-	-	-	-	(123,643)	(123,643)
Ending balance at 12/31/23	7,150,000	72	222,917	2	109,187	(376,241)	(266,980)

See Accompanying Notes to these Unaudited Financial Statements

BOLD MOVE BEVERAGES, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(123,643)	(247,427)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Prior Period Error	72,933	(18,575)
Decrease (Increase) in Current Assets:		
Accounts Receivable	(2,132)	-
Inventory	1,201	(2,025)
Increase (Decrease) in Current Liabilities:		
Accounts Payable	(172)	(816)
Other Current Liability	46	-
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	71,876	(21,416)
Net Cash used in Operating Activities	(51,767)	(268,843)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Fixed Assets - Net	-	-
Net Cash provided by (used in) Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from:		
SAFE Notes	48,005	92,221
Additional Paid in Capital	2,131	89,427
Net Cash provided by Financing Activities	50,136	181,648
Cash at the beginning of period	18,480	105,675
Net Cash decrease for period	(1,631)	(87,195)
Cash at end of period	16,849	18,480

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bold Move Beverages, Inc. ("the Company") was formed in Delaware on July 15, 2021. The Company earns revenue by selling canned alcoholic beverage products to alcohol distributors across the United States. The Company is headquartered in Louisville, Kentucky. The Company's end consumer is located in the various states in which the Company sells products to distributors.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses as of December 31, 2023 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $16,849 and $18,480 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected on credit, ranging from 15-45 days. As of December 31, 2023, the accounts receivable of the Company amounted to $2,132.

Inventory

Inventory consisted primarily of raw materials. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 amounted to $824 and $2,025, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through the sale of alcoholic beverages, with payments typically collected on credit terms ranging from 15 to 45 days. The Company's primary performance obligation is to deliver products that are shelf-stable, professionally packaged, and of high quality in taste.

In addition, the Company generates revenue through event planning and hosting, with payments generally collected in advance. It fulfills its performance obligations within a delivery period of 15 to 30 days after receiving payment, primarily by organizing and conducting events that are safe and enjoyable for attendees.

Furthermore, the Company generates revenue through merchandise sales, with payments also generally collected in advance. It typically fulfills its performance obligation within 4 to 7 days of receiving payment, ensuring prompt delivery of merchandise that meets advertised appearance and quality standards.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consisted of rent, software, application, research and development, office expenses, travel and meals, and other miscellaneous expenses. These expenses are expensed as incurred.

Payroll Expenses

Payroll expenses consisted of salaries, wages, payroll taxes, service fees, and other payroll-related expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities as of December 31, 2023 and December 31, 2022 consists of trade payables and SAFE Notes.

Simple Agreements for Future Equity (SAFE) - During the periods ended December 31, 2023 and 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 85% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3.5M – 5.0M. The SAFE Notes Payable as of December 31, 2023 and December 31, 2022 amounted to $281,726 and $233,721, respectively.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares, consisting of 9,000,000 shares denominated as Class A Common Stock, which has voting rights and has a par value of $0.00001 per share, and 1,000,000 shares denominated as Class B Common Stock, with no voting rights and has a par value of $0.00001 per share. As of December 31, 2023 and December 31, 2022, 7,150,000 Class A Common Stock and 222,917 Class B Common Stock were issued and outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 18, 2024, the date these financial statements were available to be issued.

On May 14, 2024, the Company engaged legal counsel to address litigation against a manufacturer for breach of contract and warranty claims. The litigation is currently pending.

On May 30, 2024, the Company entered into a Convertible Promissory Note with Bryce Butler amounting to $100,000. The note carries a 6% interest per annum. The principal and unpaid interest shall be due and payable upon request of the Holder on or after May 30, 2027.

On June 5, 2024, the Company entered into a Convertible Promissory Note with Joseph Guss amounting to $5,000. The note carries a 6% interest per annum. The principal and unpaid interest shall be due and payable upon request of the Holder on or after June 5, 2027.

On June 5, 2024, the Company entered into a Convertible Promissory Note with Jerrold Guss amounting to $45,000. The note carries a 6% interest per annum. The principal and unpaid interest shall be due and payable upon request of the Holder on or after June 5, 2027.

In the first six months of 2024, the Company issued 1,600,000 shares of Class A common stock.